Exhibit 99.139

ENCORE ENERGY APPOINTS FORMER DEPARTMENT OF INTERIOR PRINCIPAL DEPUTY SOLICITOR GREGORY ZERZAN AS CHIEF ADMINISTRATIVE OFFICER AND GENERAL COUNSEL

TSX.V: EU OTCQB:ENCUF

www.encoreuranium.com

CORPUS CHRISTI, TEXAS, July 18, 2022 /CNW/ - enCore Energy Corp. (“enCore” or the “Company”) (TSXV: EU) (OTCQB: ENCUF) announced today that Mr. Gregory Zerzan has been appointed as the Chief Administrative officer and General Counsel, effective July 15, 2022. Mr. Zerzan is a proven executive and recognized legal expert on public and regulatory policies with more than 20 years of experience, most recently as the Principal Deputy Solicitor of the United States Department of the Interior.

“We are thrilled to welcome Gregory to our executive team,” said William M. Sheriff, Executive Chairman at enCore Energy. “Gregory brings a wealth of experience and expertise in public affairs and legislative and regulatory relations, having worked successfully in both the public and private sectors with a specialty in the energy and natural resources industries. At enCore, he will provide strong stewardship and navigation for the company as we advance our strategy amid a revitalized but delicate public landscape. He will play an instrumental role, both as the Chief Administrative officer and as the General Counsel, as enCore continues its progress towards many development and production milestones in becoming the next leading American uranium producer.”

Gregory Zerzan, Chief Administrative Officer and General Counsel

Gregory Zerzan has held senior leadership positions in both the government and the private sector. During his career in public service, he has held several prominent roles, most recently as Principal Deputy Solicitor of the United States Department of the Interior. In this position, Mr. Zerzan directed legal efforts in areas including energy development, access to public lands, environmental reform, and tribal relations. Previously, Mr. Zerzan was appointed Deputy Assistant Secretary of the United States Treasury and has also served as counsel to three different Congressional committees. In the private sector, Zerzan has been Counsel and Head of Global Public Policy for the International Swaps and Derivatives Association, Director at Koch Companies, and a shareholder in the law firm Jordan Ramis PC. Zerzan has served as a Senior Fellow at the University of Melbourne, Australia School of Law and frequently speaks at conferences, trade associations and on television regarding matters of law and regulatory policy.

In conjunction with the appointment, the Company approved to grant Mr. Zerzan 400,000 stock options with 25% immediate vesting, 25% vesting on December 31, 2022, and 25% every 6 months thereafter. The stock options are exercisable for a term of five years at an exercise price of $1.07 per common share.

About enCore Energy

With approximately 90 million pounds of U3O8 estimated in the measured and indicated categories and 9 million pounds of U3O8 estimated in the inferred category1, enCore is the most diversified in-situ recovery uranium development company in the United States. enCore is focused on becoming the next uranium producer from its licensed and past-producing South Texas Rosita Processing Plant by 2023. The South Dakota-based Dewey Burdock project and the Wyoming Gas Hills project offer mid-term production opportunities, with significant New Mexico uranium resource endowments providing long-term opportunities.

The enCore team is led by industry experts with extensive knowledge and experience in all aspects of ISR uranium operations and the nuclear fuel cycle.

For more information, visit www.encoreuranium.com.

[1]	Mineral resource estimates are based on technical reports prepared in accordance with NI43-101 and available on SEDARas well as company websites at www.encoreuranium.com.

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For further information: Please contact: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreuranium.com, www.encoreuranium.com

CO: enCore Energy Corp.

CNW 07:00e 18-JUL-22